

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Zeynep Boga
Deputy Director General
Republic of Turkey
Turkish Consulate General
Office of the Attache for Treasury and Financial Affairs
821 First Avenue, 4th Floor
New York, N.Y. 10017

> **Re: Republic of Turkey**
> **Registration Statement under Schedule B**
> **Filed December 11, 2023**
> **File No. 333-275976**

Dear Zeynep Boga:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement under Schedule B

General

1. We note that your most recent 18-K was filed on September 22, 2023. To the extent possible, please update all statistics and information to provide the most recent data.

2. Please include substantive explanatory discussion related to recent events including the Israel-Hamas war and its impact on Türkiye, to the extent material.

3. Please update the disclosure to describe any material developments related to Türkiye's recent reported decision to move forward with Sweden's bid to join NATO.

4. Please include disclosure of the current status of income and wealth inequality in Türkiye and any related governmental steps, to the extent material.

Annual Report on Form 18-K, Exhibit 99.D
Government Organization and Political Background, page 32

5. We note your disclosure in this section regarding the 2018 presidential and general elections. Please update the section to reflect the most recent presidential and general elections which took place in 2023.

International Relations, page 59

6. We note that the projected inflation rate for 2023 was 31.6%. Noting recent reports that inflation exceeded 60% in both September and October 2023, please explain the deviation from the projected rate. Please also disclose the effects of recent hyperinflation upon the Turkish economy, as well as recent actions undertaken to address this inflation. We also note the increase in labor costs in 2022 recorded in Table 20 on page 104. Please comment on the recent increases to pensions and the minimum wage and their anticipated impacts on Türkiye's economy.

International Relations, page 61

7. We note your disclosure that "Türkiye expects the United States to take concrete steps to address Türkiye's legitimate security concerns." Please provide greater specificity about Türkiye's current relations with and expectations of the United States in the near future regarding such security concerns.

International Relations, page 62

8. Please update the statistics and expand your disclosure regarding Türkiye's continued trade with Russia, including how Türkiye works to protect against sanctions evasion attempts. Please also describe the direct or indirect impacts upon Türkiye resulting from the sanctions against Russia.

Economy, page 83

9. The GDP figures provided in Table 2 on page 83 do not align to the figures provided on pages 10 and 23. Please revise the disclosure or explain this discrepancy.

10. Please revise Table 2 on page 83 to also include a calculation of Real GDP per capita.

Economy, page 84

11. The percentages for each sector included in Table 4 sum to over 100% of GDP. Please revise Tables 4 and 5 on page 84 to indicate the correct percentage of GDP growth from each sector, including services.

Economy - Principal Industries, page 85

12.   We note that Table 6 outlines substantial increases in the industrial output value of products during 2021 and 2022. We also note that industrial production grew only 14.4% over the year. Please supplementally advise as to the rise in output values.

Energy, page 87

13.   Please supplementally explain the basis for your claim that "Türkiye is in close proximity to 72% of the world's energy resources."

Foreign Trade and Balance of Payments, page 123

14.   We note Table 34 on page 123 lists 2022 imports from China at $58,848,948. However, page 78 states that 2022 imports from China were $41.4 billion. Please revise to clarify the reason for this discrepancy.

Annual Report on Form 18-K, Exhibit 99.D
Capital Markets, page 151

15.   Please disclose the reasons for the significant increase in number of investment funds from 2020-2022. Please revise the disclosure to include details for foreign investment funds, ETFs, real estate investment funds and venture capital funds in your disclosure on Table 47.

Public Finance - Central Government Budget, page 162

16.   We note in Table 51 that "Grants, Aids and Special Revenues" has become a significantly larger portion of the central government budget revenue over each of the past five years - please revise to explain what is captured by this line item and whether you foresee it as a sustainable source of revenue.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kelsey Glover at 202-551-2365 or Michael Coco at 202-551-3253 with any other questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate
Finance